FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of Registrant’s Name Into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Consolidated financial statements for the first half of the fiscal year ending March 31, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date December 27, 2007	By	/s/ Masahiro Hayashi
Masahiro Hayashi
Executive Vice President and Executive Officer

CONSOLIDATED BALANCE SHEETS

Hitachi, Ltd. and Subsidiaries

September 30, 2007 and March 31, 2007

	Millions of yen		Thousands of U.S. dollars (note 3)
Assets	September 30, 2007	March 31, 2007	September 30, 2007

Current assets:
Cash and cash equivalents	545,028	617,866	4,739,374
Short-term investments (note 4)	42,019	33,986	365,383
Trade receivables, net of allowance for doubtful receivables- September 30, 2007 ¥43,819 million ($381,035 thousand); March 31, 2007 ¥42,959 million:
Notes (notes 7 and 13)	154,764	154,406	1,345,774
Accounts (note 7)	2,150,950	2,341,609	18,703,913
Investments in leases (note 7)	146,001	148,456	1,269,574
Inventories (note 5)	1,619,904	1,450,258	14,086,122
Deferred income tax assets	321,558	328,099	2,796,156
Prepaid expenses and other current assets	383,160	359,455	3,331,826

Total current assets	5,363,384	5,434,135	46,638,122

Investments and advances, including affiliated companies (note 4)	1,163,663	1,049,724	10,118,809
Property, plant and equipment (note 6):
Land	481,682	465,315	4,188,539
Buildings	1,878,516	1,842,904	16,334,922
Machinery and equipment	5,993,300	5,850,195	52,115,652
Construction in progress	114,018	96,008	991,461

	8,467,516	8,254,422	73,630,574
Less accumulated depreciation	5,703,375	5,565,445	49,594,565

Net property, plant and equipment	2,764,141	2,688,977	24,036,009

Deferred income tax assets	259,724	277,232	2,258,469
Other assets (notes 7 and 8)	1,187,823	1,194,191	10,328,895

Total assets	10,738,735	10,644,259	93,380,304

See accompanying notes to consolidated financial statements.

	Millions of yen		Thousands of U.S. dollars (note 3)
Liabilities and Stockholders’ Equity	September 30, 2007	March 31, 2007	September 30, 2007

Current liabilities:
Short-term debt	852,781	894,393	7,415,487
Current portion of long-term debt	318,791	303,214	2,772,096
Trade payables:
Notes	80,788	85,282	702,504
Accounts	1,532,080	1,584,959	13,322,435
Accrued expenses	889,645	902,164	7,736,043
Income taxes	83,115	87,354	722,739
Advances received	404,180	284,704	3,514,609
Deferred income tax liabilities	2,395	1,214	20,826
Other current liabilities	549,697	524,260	4,779,974

Total current liabilities	4,713,472	4,667,544	40,986,713

Long-term debt	1,491,156	1,489,843	12,966,574
Retirement and severance benefits	772,514	818,457	6,717,513
Deferred income tax liabilities	51,306	47,178	446,139
Other liabilities	126,530	104,691	1,100,261

Total liabilities	7,154,978	7,127,713	62,217,200

Minority interests	1,155,466	1,073,749	10,047,530

Stockholders’ equity:
Common stock (note 9)	282,033	282,033	2,452,461
Capital surplus (note 9)	560,615	560,796	4,874,913
Legal reserve and retained earnings	1,686,188	1,713,757	14,662,504
Accumulated other comprehensive loss:
Foreign currency translation adjustments	(10,385)	(20,906)	(90,304)
Pension liability adjustments	(132,621)	(146,329)	(1,153,226)
Net unrealized holding gain on available-for-sale securities	66,883	77,883	581,591
Cash flow hedges	1,466	902	12,748
Treasury stock, at cost (note 10)	(25,888)	(25,339)	(225,113)

Total stockholders’ equity	2,428,291	2,442,797	21,115,574
Commitments and contingencies (note 13)

Total liabilities and stockholders’ equity	10,738,735	10,644,259	93,380,304

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Hitachi, Ltd. and Subsidiaries

Six months ended September 30, 2007 and 2006

	Millions of yen		Thousands of U.S. dollars (note 3)
	2007	2006	2007

Revenues	5,280,485	4,770,904	45,917,261

Cost of sales	(4,112,063)	(3,799,045)	(35,757,070)
Selling, general and administrative expenses	(1,046,754)	(952,002)	(9,102,209)

Impairment losses for long-lived assets (note 15)	(18,257)	(1,327)	(158,757)
Restructuring charges (note 16)	(5,060)	(1,787)	(44,000)
Interest income	14,969	11,336	130,165
Dividends income	3,856	2,913	33,531
Gains on sales of stock by subsidiaries or affiliated companies (note 14)	3,846	—	33,444
Other income (note 17)	36,395	24,759	316,478
Interest charges	(20,985)	(17,238)	(182,478)
Other deductions (note 17)	(373)	(12,700)	(3,243)

Income before income taxes and minority interests	136,059	25,813	1,183,122

Income taxes:
Current	(83,147)	(62,732)	(723,017)
Deferred	(16,972)	2,205	(147,583)

Total income taxes	(100,119)	(60,527)	(870,600)
Income (loss) before minority interests	35,940	(34,714)	312,522

Minority interests	(49,000)	(43,372)	(426,087)

Net loss	(13,060)	(78,086)	(113,565)

	Yen		U.S. dollars (note 3)
Net loss per share (note 18):
Basic	(3.93)	(23.42)	(0.03)
Diluted	(4.06)	(23.44)	(0.04)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Hitachi, Ltd. and Subsidiaries

Six months ended September 30, 2007 and 2006

	Millions of yen
	2007
	Common stock	Capital surplus	Legal reserve and retained earnings	Accumulated other comprehensive loss	Treasury stock, at cost	Total stockholders’ equity
Balance at beginning of period	282,033	560,796	1,713,757	(88,450)	(25,339)	2,442,797
Decrease arising from equity transaction, net transfer of minority interest, and other		(220)	(4,534)	(74)		(4,828)
Comprehensive income:
Net loss			(13,060)			(13,060)
Other comprehensive income, net of reclassification adjustments:
Foreign currency translation adjustments				10,576		10,576
Pension liability adjustments				13,727		13,727
Net unrealized holding gain on available-for-sale securities				(11,002)		(11,002)
Cash flow hedges				566		566

Comprehensive income						807

Cash dividends (note 11)			(9,975)			(9,975)
Acquisition of treasury stock					(782)	(782)
Sales of treasury stock		39			233	272

Balance at end of period	282,033	560,615	1,686,188	(74,657)	(25,888)	2,428,291

	Millions of yen
	2006
	Common stock	Capital surplus	Legal reserve and retained earnings	Accumulated other comprehensive loss	Treasury stock, at cost	Total stockholders’ equity
Balance at beginning of period	282,033	561,484	1,778,203	(95,997)	(17,950)	2,507,773
Increase (decrease) arising from equity transaction, net transfer of minority interest, and other		744	(1,851)	11		(1,096)
Comprehensive loss:
Net loss			(78,086)			(78,086)
Other comprehensive loss, net of reclassification adjustments:
Foreign currency translation adjustments				870		870
Minimum pension liability adjustments				128		128
Net unrealized holding gain on available-for-sale securities				(11,241)		(11,241)
Cash flow hedges				(471)		(471)

Comprehensive loss						(88,800)

Cash dividends (note 11)			(18,319)			(18,319)
Acquisition of treasury stock					(5,590)	(5,590)
Sales of treasury stock		121			581	702
Stock exchange for acquisition		2,452			3,863	6,315

Balance at end of period	282,033	564,801	1,679,947	(106,700)	(19,096)	2,400,985

	Thousands of U.S. dollars (note 3)
	2007
	Common stock	Capital surplus	Legal reserve and retained earnings	Accumulated other comprehensive loss	Treasury stock, at cost	Total stockholders’ equity
Balance at beginning of period	2,452,461	4,876,487	14,902,234	(769,130)	(220,339)	21,241,713
Decrease arising from equity transaction, net transfer of minority interest, and other		(1,913)	(39,426)	(643)		(41,982)
Comprehensive income:
Net loss			(113,565)			(113,565)
Other comprehensive income, net of reclassification adjustments:
Foreign currency translation adjustments				91,965		91,965
Pension liability adjustments				119,365		119,365
Net unrealized holding gain on available-for-sale securities				(95,670)		(95,670)
Cash flow hedges				4,922		4,922

Comprehensive income						7,017

Cash dividends (note 11)			(86,739)			(86,739)
Acquisition of treasury stock					(6,800)	(6,800)
Sales of treasury stock		339			2,026	2,365

Balance at end of period	2,452,461	4,874,913	14,662,504	(649,191)	(225,113)	21,115,574

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Hitachi, Ltd. and Subsidiaries

Six months ended September 30, 2007 and 2006

	Millions of yen		Thousands of U.S. dollars (note 3)
	2007	2006	2007
Cash flows from operating activities:
Net loss	(13,060)	(78,086)	(113,565)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	265,796	228,078	2,311,270
Amortization	71,435	73,765	621,174
Impairment losses for long-lived assets	18,257	1,327	158,757
Deferred income taxes	16,972	(2,205)	147,583
Equity in earnings of affiliated companies, net	(8,309)	(5,743)	(72,252)
Gain on sale of investments and subsidiaries’ common stock	(31,293)	(22,326)	(272,113)
Impairment of investments in securities	4,708	2,459	40,939
Loss on disposal of rental assets and other property	1,048	9,925	9,113
Income applicable to minority interests	49,000	43,372	426,087
Decrease in receivables	323,244	179,067	2,810,817
Increase in inventories	(193,189)	(274,363)	(1,679,905)
Increase in prepaid expenses and other current assets	(14,870)	(42,333)	(129,305)
Increase (decrease) in payables	(75,065)	61,707	(652,739)
Increase (decrease) in accrued expenses and retirement and severance benefits	(37,755)	3,191	(328,304)
Increase (decrease) in accrued income taxes	(9,043)	334	(78,635)
Increase (decrease) in other liabilities	15,170	(21)	131,913
Net change in inventory-related receivables from financial services	2,761	(3,794)	24,009
Other	(7,227)	3,150	(62,844)

Net cash provided by operating activities	378,580	177,504	3,292,000

Cash flows from investing activities:
Decrease in short-term investments	14,072	7,362	122,365
Capital expenditures	(250,066)	(227,378)	(2,174,487)
Purchase of assets to be leased	(191,955)	(224,419)	(1,669,174)
Collection of investments in leases	161,225	159,612	1,401,957
Proceeds from disposal of rental assets and other property	34,063	22,850	296,200
Proceeds from sale of investments and subsidiaries’ common stock	47,141	42,861	409,922
Purchase of investments and subsidiaries’ common stock	(187,132)	(34,116)	(1,627,235)
Purchase of software	(57,590)	(50,044)	(500,783)
Other	5,316	(4,415)	46,226

Net cash used in investing activities	(424,926)	(307,687)	(3,695,009)

Cash flows from financing activities:
Increase (decrease) in short-term debt, net	(76,713)	108,033	(667,069)
Proceeds from long-term debt	196,580	233,287	1,709,391
Payments on long-term debt	(168,008)	(183,538)	(1,460,939)
Proceeds on subsidiaries’ common stock	41,713	671	362,722
Dividends paid to stockholders	(9,947)	(18,252)	(86,496)
Dividends paid to minority stockholders of subsidiaries	(12,739)	(10,351)	(110,774)
Acquisition of subsidiaries’ common stock for treasury	(926)	(2,913)	(8,052)
Acquisition of common stock for treasury	(782)	(5,590)	(6,800)
Proceeds from sales of treasury stock	272	702	2,365

Net cash provided by (used in) financing activities	(30,550)	122,049	(265,652)

Effect of exchange rate changes on cash and cash equivalents	4,058	1,100	35,287

Net decrease in cash and cash equivalents	(72,838)	(7,034)	(633,374)
Cash and cash equivalents at beginning of period	617,866	658,255	5,372,748

Cash and cash equivalents at end of period	545,028	651,221	4,739,374

See accompanying notes to consolidated financial statements.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2007

(1)	Nature of Operations

Hitachi, Ltd. (the Company) is a Japanese corporation, whose principal office is located in Japan. The Company’s and its subsidiaries’ businesses are diverse, and include information and telecommunication systems, electronic devices, power and industrial systems, digital media and consumer products, high functional materials and components, and other services including financial services and logistics services.

(2)	Basis of Presentation and Summary of Significant Accounting Policies

(a)	Basis of Presentation

The Company and its domestic subsidiaries maintain their books of account in conformity with the financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with accounting principles generally accepted in the United States of America. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates.

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries and all variable interest entities (VIEs) for which any of the Company and its consolidated entities are the primary beneficiary. A VIE is defined in Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51.” This interpretation addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The consolidated financial statements include accounts of certain subsidiaries, whose fiscal years differ from September 30 by 93 days or less, to either comply with local statutory requirements or facilitate timely reporting. There have been no significant transactions, which would materially affect the Company’s financial position and results of operations, with such subsidiaries during the period from their half-year end to September 30. Intercompany accounts and significant intercompany transactions have been eliminated in consolidation.

Investments in corporate joint ventures and affiliated companies that are accounted for using the equity method primarily relate to 20% to 50% owned companies to which the Company has the ability to exercise significant influence over operational and financial policies of the investee company. Investments where the Company does not have significant influence are accounted for using the cost method.

(c)	Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with insignificant risk of changes in value which have initial maturities of generally three months or less when purchased to be cash equivalents.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2007

(d)	Allowance for Doubtful Receivables

Allowance for doubtful receivables, including both trade receivables and investments in leases, is the Company’s and subsidiaries’ best estimate of the amount of probable credit losses in their existing receivables. The allowance is determined based on, but not limited to, historical collection experience adjusted for the effects of current economic environment, assessment of inherent risks, aging and financial performance of debtors. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(e)	Foreign Currency Translation

Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, “Foreign Currency Translation.” Under this standard, the assets and liabilities of the Company’s subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. Gains and losses resulting from foreign currency transactions are included in other income (deductions), and those resulting from translation of financial statements are excluded from the consolidated statements of operations and are accumulated and included in accumulated other comprehensive loss as part of stockholders’ equity.

(f)	Investments in Securities and Affiliated Companies

Equity securities that do not have readily determinable fair values, except for equity-method investments, are accounted for under the cost method. The Company classifies investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories: held-to-maturity securities, trading securities and available-for-sale securities.

Held-to-maturity securities are debt securities that the Company has the positive intent and ability to hold to maturity. Trading securities are debt and equity securities that are bought and held principally for the purpose of selling them in the near term. Available-for-sale securities are debt and equity securities not classified as either held-to-maturity securities or trading securities.

Held-to-maturity securities are reported at amortized cost. Trading securities are reported at fair value, with unrealized gains and losses included in earnings. Available-for-sale securities are reported at fair value, with unrealized gains and losses reported in other comprehensive income.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2007

A decline in fair value of any available-for-sale, held-to-maturity security or cost-method investment below the cost basis or the amortized cost basis that is deemed to be other-than-temporary results in a write-down of the cost basis or the amortized cost basis to fair value as a new cost basis and the amount of the write-down is included in earnings. On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates an available-for-sale security, a held-to-maturity security and a cost-method investment for possible impairment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate. For certain cost-method investments for which it is not practicable to estimate the fair value, if an event or change in circumstances has occurred that may have significant adverse effect on the fair value of the investment, the Company estimates the fair value of the investments. Factors considered in determining whether an impairment of available-for-sale security or cost-method investment is other-than-temporary include: the length of time and extent to which the fair value of the investment has been less than cost, the financial condition and near-term prospect of the issuer, and the intent and ability to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Factors considered in assessing whether an impairment of a held-to-maturity security is other-than-temporary include the financial condition, business prospects and credit worthiness of the issuer.

On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates the carrying amount of its ownership interests in equity-method investees for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time during which the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

The cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings is determined by the average cost method.

(g)	Securitizations

The Company and certain subsidiaries have a number of securitization programs. Under those programs, certain financial assets such as lease receivables, trade receivables and others are sold to Special Purpose Entities (SPEs) which are mainly funded through the issuance of asset-backed securities to investors. When a transfer of financial assets is eligible to be accounted for as a sale under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” the carrying amount of the financial assets is allocated based on relative fair values to the portions to be retained and sold. The Company and its subsidiaries recognize a gain or loss for the difference between the net proceeds received and the allocated carrying amount of the assets sold when the transaction is consummated. Initially recorded at allocated carrying amount in the period of securitizations, the amount of retained interests is subsequently recorded at fair value as of the balance sheet date in the same manner for the available-for-sale securities.

Fair values are based on the present value of estimated future cash flows which take into consideration various factors such as expected credit loss and others.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2007

(h)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the specific identification method for job order inventories and generally by the average cost method for raw materials and other inventories.

(i)	Property, Plant and Equipment

Property, plant and equipment are stated at cost. Property, plant and equipment are principally depreciated by the declining-balance method, except for some assets which are depreciated by the straight-line method, mainly over the following estimated useful lives:

Buildings
Buildings and building equipment	3 to 50 years
Structures	7 to 60 years
Machinery and equipment
Machinery	4 to 13 years
Vehicles	4 to 7 years
Tools, furniture and fixtures	2 to 20 years

Effective April 1, 2007, the Company and its domestic subsidiaries elected to change the fixed-percentage-on-declining base application to the 250% declining balance application primarily for machinery and equipment used for manufacturing. Under the fixed-percentage-on-declining base application, the fixed percentage was a function of the estimated useful life of the asset and the estimated salvage value. Estimated salvage values were also reduced in connection with this change. This change resulted from changes in the pattern of usage of long-lived depreciable assets concluded by a study about such usage. The Company and its domestic subsidiaries believe that the new method is preferable because it better reflects the pattern of consumption of the future benefits derived from those assets and makes a better cost allocation to match revenues generated by those assets during their estimated useful lives.

In accordance with the “Change in Accounting Estimate” provisions of SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of Accounting Principle Board Opinion No. 20 and FASB Statement No. 3,” the change in depreciation method is accounted for on a prospective basis from the beginning of the period of change and results for prior periods have not been restated.

The effect of the changes for the six months ended September 30, 2007 was to reduce income before income taxes and minority interests by ¥15,679 million ($136,339 thousand) and increase net loss by ¥7,938 million ($69,026 thousand), or ¥2.39 ($0.02) per share (basic).

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2007

(j)	Goodwill and Other Intangible Assets

The Company tests goodwill and indefinite-lived intangible assets for impairment at least annually. The Company performs its annual impairment test during the fourth quarter after the annual forecasting process is completed. Furthermore, goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company has certain operating segments and, in identifying the reporting unit for the purpose of testing goodwill for impairment, considers disaggregating that operating segment into economically dissimilar components based on specific facts and circumstances, especially the level at which performance of the operating segment is reviewed, how many businesses are included in the operating segment, and the economic similarity of those businesses. In assigning goodwill to reporting units, the Company considers which reporting units are expected to benefit from the synergies of the combination in a manner similar to how the amount of goodwill recognized in a business combination. Fair value is estimated using the expected present value of future cash flows. Intangible assets with finite useful lives are amortized over their respective estimated useful lives on either a straight-line basis or the method that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. The principal estimated useful lives are as follows:

Software	1 to 8 years
Software for internal use	2 to 10 years
Patents	4 to 8 years
Other	5 to 20 years

(k)	Capitalized Software Costs

Costs incurred for computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over their estimated useful lives in accordance with Statement of Position (SOP) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” In addition, the Company and its subsidiaries develop certain computer software to be sold where related costs are capitalized after establishment of technological feasibility in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.” The annual amortization of such capitalized costs is the greater of the amount computed using the ratio of each software’s expected future revenue to current year’s revenue or the straight-line method over the remaining estimated economic life of each software.

(l)	Impairment of Long-lived Assets

The Company reviews the carrying value of long-lived assets or related group of assets to be held and used, including intangible assets with finite useful lives, for impairment whenever events or circumstances occur that indicate that the carrying value of the assets may not be recoverable. The assets are considered to be impaired when estimated undiscounted cash flows expected to result from the use of the assets and their eventual disposition is less than their carrying values. The impairment losses are measured as the amount by which the carrying value of the asset exceeds the fair value. In determining the fair value, the Company uses available quoted market prices and present value techniques, if appropriate, based on the estimated future cash flows expected to result from the use of the assets and their eventual disposition.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2007

(m)	Retirement and Severance Benefits

The Company accounts for retirement and severance benefits in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” and on March 31, 2007, the Company adopted the recognition and disclosure provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).” Gains and losses included in accumulated other comprehensive loss are amortized using the straight-line method over the average remaining service period of active employees. Prior to the adoption of the recognition provisions of SFAS No. 158, unrecognized gains and losses were amortized using the straight-line method over the average remaining service period of active employees.

(n)	Environmental liabilities

The cost for environmental remediation liabilities are accrued when it is probable that the Company incurs environmental assessments or cleanup costs and the amounts can be reasonably estimated. The cost for liabilities are estimated based on the circumstance, the available information and current law, and the liabilities are not discounted to their present values.

(o)	Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. SFAS No. 133 requires that all derivative financial instruments, such as forward exchange and interest rate swap contracts, be recognized in the financial statements as either assets or liabilities and measured at fair value regardless of the purpose or intent for holding them.

The Company designates and accounts for hedging derivatives as follows:

•

“Fair value” hedge: a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitment and the derivatives are recorded in earnings if the hedge is considered highly effective.

•

“Cash flow” hedge: a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability. The changes in the fair value of the derivatives designated as cash flow hedges are recorded as other comprehensive income if the hedge is considered highly effective. This treatment is continued until earnings are affected by the variability in cash flows or the unrecognized firm commitment of the designated hedged item, at which point changes in fair value of the derivative is recognized in income.

•

“Foreign currency” hedge: a hedge of foreign-currency fair value or cash flow. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitment and the derivatives are recorded as either earnings or other comprehensive income if the hedge is considered highly effective. Recognition as earnings or other comprehensive income is dependent on the treatment of foreign currency hedges as fair value or cash flow hedges.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2007

The Company follows the documentation requirements as prescribed by the standard, which includes risk management objective and strategy for undertaking various hedge transactions. In addition, a formal assessment is made at the hedge’s inception and periodically on an ongoing basis, as to whether the derivative used in hedging activities is highly effective in offsetting changes in fair values or cash flows of hedged items. Hedge accounting is discontinued for ineffective hedges, if any. Subsequent changes in the fair value of derivatives related to discontinued hedges are recognized in earnings immediately.

(p)	Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the sales price is fixed or determinable and collectibility is reasonably assured.

The Company offers multiple solutions to its customers’ needs. Those solutions may involve the delivery or performance of multiple elements, such as products, services, or rights to use assets, and performance may occur at different points in time or over different periods of time. When one element is delivered prior to the other in an arrangement, revenue is deferred until the delivery of the last element, unless transactions are such that the delivered item has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of the undelivered item, and delivery or performance of the undelivered item is considered probable and substantially in the control of the Company if the arrangement includes a general right of return relative to the delivered item. If all conditions described above are met, each element in an arrangement is considered a separate unit of accounting, and the arrangement consideration is allocated to the separate units of accounting based on the relative fair values provided that there is objective and reliable evidence of the fair values of all units of accounting in the arrangement. The Company allocates revenue on software arrangements involving multiple elements to each element based on its relative fair value, as evidenced by vendor specific objective evidence (VSOE), or in the absence of VSOE, the residual method. VSOE is the price charged by the Company to an external customer for the same element when such an element is sold separately.

Product Sales:

Revenue from sales of these products is recognized when title and risk of loss have been transferred to the customer depending upon the terms of the contract or arrangement with the customer. The Company’s policy is not to accept product returns unless the products are defective. The conditions of delivery are governed by the terms of the contract or customer arrangement and those not meeting the predetermined specification are not recorded as revenue. When the final payment is subject to customer acceptance, a portion of revenue for the final payment is deferred until an enforceable claim has become effective. Product warranties are offered on the Company’s and certain subsidiaries’ products (in certain cases separately priced) and a warranty accrual is established when sales are recognized based on estimated future costs of repair and replacement principally using our historical experience of warranty claims.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2007

Price protection is provided to retailers of the Company’s consumer products business and others to compensate the customer retailers for a decline in the product’s value due mainly to competition. Price protection granted to the customers is classified as a reduction of revenue on the consolidated statements of operations. In addition, it is our policy to accrue reasonably and reliably estimated price adjustments at the later of the date at which the related sales are recognized, or the date at which price protection is offered. The estimate is made based primarily upon historical experience or agreement on the adjustment rate and the number of units that are subject to such adjustment (e.g., units in distribution channels).

Product revenues which are recognized upon delivery to the customer are information technology system products, construction equipment, displays, disk drives, televisions, air conditioners, batteries, magnetic tapes, high functional materials, cable products, automotive equipment, semiconductor manufacturing equipment, test and measurement equipment, railway vehicles, medical electronic devices, industrial machinery and equipment, elevators and escalators.

Revenue from sales of tangible products under long-term construction type arrangements, in connection with the construction of nuclear, thermal and hydroelectric power plants, are recognized under the percentage-of-completion method. Under the percentage-of-completion method, revenue is recognized as a percentage of estimated total revenue that incurred costs to date bear to estimated total costs after giving effect to estimates of costs to complete based upon most recent information. Any anticipated losses on fixed price contracts are charged to operations when such losses can be estimated. Provisions are made for contingencies (i.e. performance penalty, benchmarking, etc.) in the period in which they become known pursuant to specific contract terms and conditions and are estimable. When reasonably dependable estimates of contract revenues and costs and the extent of progress toward completion do not exist, the completed-contract method of accounting is applied. A contract is complete when either acceptance by the customer is given or compliance with performance specification is achieved, whichever is appropriate under the relevant contractual terms.

The Company recognizes software revenue in accordance with the provisions of SOP 97-2, “Software Revenue Recognition,” as amended. Revenue from software consists of software licensing, customized software development and post contract customer support. Revenues from software license arrangements are recognized upon delivery of the software if evidence of the arrangement exists, pricing is fixed and determinable and collectibility is probable. Revenue from a software arrangement that requires significant production, modification or customization of software is recognized under the percentage-of-completion method provided that reasonably dependable estimates related to contract revenue, cost and the extent of progress toward completion exist. Otherwise, the completed-contract method is applied. Customization of software is considered substantially completed when an acceptance by the customer occurs. Revenue from post contract customer support is amortized over the period of the post contract customer support. Consulting and training services revenues are recognized when the services are rendered.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2007

Service Revenues:

Service revenues from maintenance and distribution services are recognized upon completion of service delivery. Revenue from time-service contracts is recognized as services are rendered. Revenue from long-term fixed price service contracts such as support or maintenance contracts is recognized ratably over the contractual period. If historical data shows that the accrual of service cost is not fixed but the service is rendered in proportion to the accrual of the cost for the service, revenue is recognized based on the pattern of the cost accrual. Finance lease income is recognized at level rates of return over the term of the leases. Operating lease income is recognized on a straight-line basis over the term of the lease.

(q)	Shipping and handling costs

Shipping and handling costs are expensed as incurred and included in selling, general and administrative expenses.

(r)	Advertising

Advertising costs are expensed as incurred.

(s)	Research and Development Costs

Research and development costs are expensed as incurred. Costs incurred in connection with the development of software products for sale are accounted for in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed.” Development costs incurred in the research and development of new software products and enhancements to existing products are expensed as incurred until technological feasibility has been established.

(t)	Income Taxes

Deferred income taxes are accounted for under the asset and liability method in accordance with SFAS No. 109, “Accounting for Income Taxes.” Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. Under this method, deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to their net realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

(u)	Sales of Stock by Subsidiaries

The change in the Company’s proportionate share of a subsidiary’s equity resulting from issuance of stock by the subsidiary is recognized in the accompanying consolidated statements of operations.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2007

(v)	Net Income Per Share

Net income per share is computed in accordance with SFAS No. 128, “Earnings per Share.” This standard requires a dual presentation of basic and diluted net income per share amounts on the face of the statements of operations. Under this standard, basic net income per share is computed based upon the weighted average number of shares of common stock outstanding during each year. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

(w)	Stock-based Compensation

The Company and certain subsidiaries have stock-based compensation plans. In accordance with SFAS No. 123 (revised 2004), “Share-Based Payment,” which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company and certain subsidiaries recognize all share-based payments to employees, including grants of employee stock options, in the income statement based on their fair values.

(x)	Disclosures about Segments of an Enterprise and Related Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for the manner in which a public business enterprise is required to report financial and descriptive information about its operating segments. This standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information is required to be disclosed for each operating segment. Further, this standard requires the disclosure of information concerning revenues derived from the enterprise’s products or services, countries in which it earns revenue or holds assets and major customers. However, certain foreign issuers are presently exempted from the segment disclosure requirements of SFAS No. 131 in filings with the United States Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934, and the Company has not presented the segment information required to be disclosed in the footnotes to the consolidated financial statements under SFAS No. 131.

(y)	Guarantees

The Company recognizes, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee for guarantees issued or modified after December 31, 2002, in accordance with the FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of SFAS No. 5, 57, and 107 and rescission of FASB Interpretation No. 34.”

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2007

(z)	New Accounting Standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement.” This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the effect of adopting this statement on the consolidated financial position or result of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This statement allows entities to voluntarily choose, at specified election dates, to measure many financial assets and financial liabilities at fair value. The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, the statement specifies that all subsequent changes in fair value for that instrument shall be reported in earnings. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Earlier adoption is permitted, however, an entity must also adopt all of the requirements of SFAS No. 157 as of the adoption date. The Company is currently evaluating the effect of adopting this statement on the consolidated financial position or result of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements.” These statements will improve and simplify the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. SFAS No. 141 requires an acquiring entity in a business combination to recognize all the assets acquired, liabilities assumed and any noncontrolling interest in an acquiree at the full amount of their fair values as of the acquisition date. Also, SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements and all the transactions for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions. These statements are required to be adopted simultaneously and are effective for the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the effect of adopting these statements on the consolidated financial position or result of operations.

(aa)	Reclassifications

Certain reclassifications have been made to prior period balances in order to conform to the current period presentations.

(3)	Basis of Financial Statement Translation

The accompanying consolidated financial statements are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of ¥115=U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of September 28, 2007. This translation should not be construed as a representation that all amounts shown could be converted into U.S. dollars.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2007

(4)	Investments in Securities and Affiliated Companies

Short-term investments as of September 30, 2007 and March 31, 2007 are as follows:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2007	March 31, 2007	September 30, 2007
Investments in securities:
Available-for-sale securities	15,834	13,279	137,687
Held-to-maturity securities	859	43	7,470
Trading securities	25,326	20,664	220,226

	42,019	33,986	365,383

Investments and advances, including affiliated companies as of September 30, 2007 and March 31, 2007 are as follows:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2007	March 31, 2007	September 30, 2007
Investments in securities:
Available-for-sale securities	355,832	396,910	3,094,191
Held-to-maturity securities	230	1,048	2,000
Securities without readily determinable fair values	66,512	72,190	578,365
Investments in affiliated companies	566,144	406,324	4,922,992
Advances and other	174,945	173,252	1,521,261

	1,163,663	1,049,724	10,118,809

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2007

The following is a summary of the amortized cost basis, gross unrealized holding gains, gross unrealized holding losses and aggregate fair value of available-for-sale securities by the consolidated balance sheets classification as of September 30, 2007 and March 31, 2007.

	Millions of yen
	September 30, 2007
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
Short-term investments:
Debt securities	15,090	6	120	14,976
Other securities	852	12	6	858

	15,942	18	126	15,834
Investments and advances:
Equity securities	130,867	158,346	1,375	287,838
Debt securities	44,364	1,390	418	45,336
Other securities	22,220	604	166	22,658

	197,451	160,340	1,959	355,832

	213,393	160,358	2,085	371,666

	Thousands of U.S. dollars
	September 30, 2007
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
Short-term investments:
Debt securities	131,217	52	1,043	130,226
Other securities	7,409	104	52	7,461

	138,626	156	1,095	137,687
Investments and advances:
Equity securities	1,137,974	1,376,922	11,957	2,502,939
Debt securities	385,774	12,087	3,635	394,226
Other securities	193,217	5,252	1,443	197,026

	1,716,965	1,394,261	17,035	3,094,191

	1,855,591	1,394,417	18,130	3,231,878

	Millions of yen
	March 31, 2007
	Amortized cost basis	Gross gains	Gross Losses	Aggregate fair value
Short-term investments:
Debt securities	11,260	3	32	11,231
Other securities	2,042	10	4	2,048

	13,302	13	36	13,279
Investments and advances:
Equity securities	127,839	178,152	1,692	304,299
Debt securities	66,746	1,809	524	68,031
Other securities	24,103	649	172	24,580

	218,688	180,610	2,388	396,910

	231,990	180,623	2,424	410,189

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2007

The following is a summary of gross unrealized holding losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of September 30, 2007 and March 31, 2007.

	Millions of yen
	September 30, 2007
	Less than 12 months		12 months or longer
	Aggregate fair value	Gross losses	Aggregate fair value	Gross Losses
Short-term investments:
Debt securities	—	—	11,227	120
Other securities	103	6	—	—

	103	6	11,227	120
Investments and advances:
Equity securities	3,675	602	2,779	773
Debt securities	7,153	80	12,848	338
Other securities	3,412	94	1,826	72

	14,240	776	17,453	1,183

	14,343	782	28,680	1,303

	Thousands of U.S. dollars
	September 30, 2007
	Less than 12 months		12 months or longer
	Aggregate fair value	Gross losses	Aggregate fair value	Gross Losses
Short-term investments:
Debt securities	—	—	97,626	1,043
Other securities	896	52	—	—

	896	52	97,626	1,043
Investments and advances:
Equity securities	31,956	5,235	24,165	6,722
Debt securities	62,200	696	111,722	2,939
Other securities	29,670	817	15,878	626

	123,826	6,748	151,765	10,287

	124,722	6,800	249,391	11,330

	Millions of yen
	March 31, 2007
	Less than 12 months		12 months or longer
	Aggregate fair value	Gross losses	Aggregate fair value	Gross Losses
Short-term investments:
Debt securities	—	—	2,413	32
Other securities	96	4	—	—

	96	4	2,413	32
Investments and advances:
Equity securities	9,052	1,261	1,565	431
Debt securities	4,069	23	25,504	501
Other securities	2,703	82	4,516	90

	15,824	1,366	31,585	1,022

	15,920	1,370	33,998	1,054

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2007

Debt securities consist primarily of national, local and foreign governmental bonds, debentures issued by banks and corporate bonds. Other securities consist primarily of investment trusts.

The proceeds from sale of available-for-sale securities for the six months ended September 30, 2007 and 2006 were ¥11,863 million ($103,157 thousand) and ¥45,138 million, respectively. The gross realized gains on the sale of those securities for the six months ended September 30, 2007 and 2006 were ¥2,695 million ($23,435 thousand) and ¥21,970 million, respectively, while gross realized losses on the sale of those securities for the six months ended September 30, 2007 and 2006 were ¥4 million ($35 thousand) and ¥64 million, respectively.

Trading securities consist mainly of investments in trust accounts. Net unrealized holding gains on trading securities for the six months ended September 30, 2007 and 2006 were ¥3,017 million ($26,235 thousand) and ¥6,838 million, respectively, and were classified as other income in the consolidated statements of operations.

The contractual maturities of debt securities and other securities classified as investments and advances in the consolidated balance sheet as of September 30, 2007 are as follows:

	Millions of yen
	September 30, 2007
	Held-to-Maturity	Available-for-sale	Total
Due within five years	31	19,399	19,430
Due after five years through ten years	199	12,382	12,581
Due after ten years	—	36,213	36,213

	230	67,994	68,224

	Thousands of U.S. dollars
	September 30, 2007
	Held-to-Maturity	Available-for-sale	Total
Due within five years	270	168,686	168,956
Due after five years through ten years	1,730	107,670	109,400
Due after ten years	—	314,896	314,896

	2,000	591,252	593,252

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2007

Expected redemptions may differ from contractual maturities because some of these securities are redeemable at the option of the issuers.

The aggregate carrying amounts of cost-method investments which were not evaluated for impairment as of September 30, 2007 and March 31, 2007 were ¥63,097 million ($548,670 thousand) and ¥68,741 million, respectively, mainly because it is not practicable to estimate the fair value of the investments due to lack of a market price and difficulty in estimating fair value without incurring excessive cost and the Company did not identify any events or changes in circumstances that might have had a significant adverse effect on their fair value.

The aggregate fair values of investments in affiliated companies, for which a quoted market price was available, as of September 30, 2007 and March 31, 2007 were ¥195,249 million ($1,697,817 thousand) and ¥190,632 million, respectively. The aggregate carrying amounts of such investments as of September 30, 2007 and March 31, 2007 were ¥96,471 million ($838,878 thousand) and ¥93,957 million, respectively.

As of September 30, 2007 and March 31, 2007, cumulative recognition of other-than-temporary declines in values of investments in certain affiliated companies resulted in the difference of ¥15,635 million ($135,957 thousand) and ¥15,190 million, respectively, between the carrying amount of the investment and the amount of underlying equity in net assets. In addition, as of September 30, 2007 and March 31, 2007, equity-method goodwill included in investments in certain affiliated companies were ¥127,313 million ($1,107,070 thousand) and ¥5,062 million, respectively.

(5)	Inventories

Inventories as of September 30, 2007 and March 31, 2007 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2007	March 31, 2007	September 30, 2007
Finished goods	586,361	578,060	5,098,791
Work in process	789,525	637,536	6,865,435
Raw materials	244,018	234,662	2,121,896

	1,619,904	1,450,258	14,086,122

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2007

(6)	Leases

The Company and certain subsidiaries are lessors of certain assets such as manufacturing machinery and equipment under operating lease arrangements with terms ranging from 3 to 6 years, some of which are transacted with affiliated companies.

The amount of leased assets at cost under operating leases and accumulated depreciation as of September 30, 2007 amounted to ¥1,909,878 million ($16,607,635 thousand) and ¥1,483,544 million ($12,900,383 thousand), respectively. The leased assets are depreciated using the straight-line method over their estimated useful lives.

The following table shows the future minimum lease receivables of non-cancelable operating leases as of September 30, 2007:

Years ending September 30	Millions of yen	Thousands of U.S. dollars
2008	76,128	661,983
2009	56,932	495,061
2010	38,156	331,791
2011	19,363	168,374
2012	8,327	72,409
Thereafter	12,954	112,643

Total minimum payments to be received	211,860	1,842,261

The Company and certain subsidiaries lease certain buildings, manufacturing machinery and equipment under operating lease arrangements.

The following table shows the future minimum lease payments of non-cancelable operating leases as of September 30, 2007:

Years ending September 30	Millions of yen	Thousands of U.S. dollars
2008	17,659	153,556
2009	14,932	129,843
2010	9,267	80,583
2011	6,900	60,000
2012	6,024	52,383
Thereafter	27,931	242,878

Total minimum lease payments	82,713	719,243

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2007

(7)	Securitizations

For the six months ended September 30, 2007 and 2006, Hitachi Capital Corporation and certain other financing subsidiaries sold primarily lease receivables to Special Purpose Entities (SPE) and the SPEs issued asset-backed commercial papers to investors. The investors and the SPEs have no recourse to the subsidiaries’ other assets for failure of debtors to pay when due. The subsidiaries retained servicing responsibilities and subordinated interests, but have not recorded a servicing asset or liability because the cost to service the receivables approximates the servicing income. The retained interests are subordinate to investor’s interests. For the six months ended September 30, 2007 and 2006, gains recognized on the sale of lease receivables amounted to ¥8,586 million ($74,661 thousand) and ¥8,741 million, respectively.

The table below summarizes certain cash flows received from and paid to the SPEs during the six months ended September 30, 2007 and 2006:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2007	September 30, 2006	September 30, 2007
Proceeds from transfer of lease receivables	153,790	166,338	1,337,304
Servicing fees received	39	28	339
Purchases of delinquent or ineligible assets	(15,524)	(16,734)	(134,991)

Quantitative information about delinquencies, net credit losses, and components of lease receivables subject to transfer and other assets managed together as of and for the six months ended September 30, 2007 is as follows:

	Millions of yen
	September 30, 2007
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit losses
Total assets managed or transferred:
Lease receivables	1,169,849	700	441
Assets transferred	(684,715)

Assets held in portfolio	485,134

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2007

	Thousands of U.S. dollars
	September 30, 2007
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit losses
Total assets managed or transferred:
Lease receivables	10,172,600	6,087	3,835
Assets transferred	(5,954,043)

Assets held in portfolio	4,218,557

For the six months ended September 30, 2007 and 2006, the Company and certain subsidiaries sold trade receivables mainly to SPEs which securitized these receivables. In these securitizations, the Company and certain subsidiaries retained servicing responsibility. No servicing asset or liability has been recorded because the fees for servicing the receivables approximate the related costs. In addition, the Company and certain subsidiaries retained subordinated interests which were not material.

During the six months ended September 30, 2007 and 2006, proceeds from transfer of trade receivables were ¥684,720 million ($5,954,087 thousand) and ¥762,891 million, respectively, and losses recognized on those transfers were ¥4,255 million ($37,000 thousand) and ¥2,316 million, respectively.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2007

(8)	Goodwill and Other Intangible Assets

Intangible assets other than goodwill acquired during the six months ended September 30, 2007 and 2006 amounted to ¥76,797 million ($667,800 thousand) and ¥76,379 million, respectively, and related amortization expense during the six months ended September 30, 2007 and 2006 amounted ¥71,435 million ($621,174 thousand) and ¥73,765 million, respectively.

The main component of intangible assets subject to amortization was capitalized software. Amortization of capitalized costs for software to be sold, leased or otherwise marketed is charged to cost of sales. The amounts charged during the six months ended September 30, 2007 and 2006 were ¥22,951 million ($199,574 thousand) and ¥29,328 million, respectively.

Intangible assets other than goodwill as of September 30, 2007 and March 31, 2007 are as follows:

	Millions of yen
	September 30, 2007			March 31, 2007
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortized intangible assets:
Software	487,095	383,351	103,744	467,829	363,280	104,549
Software for internal use	518,938	323,246	195,692	495,571	295,443	200,128
Patents	135,222	64,560	70,662	133,650	55,683	77,967
Other	124,003	81,054	42,949	119,446	75,466	43,980

	1,265,258	852,211	413,047	1,216,496	789,872	426,624

Indefinite-lived intangible assets	8,685	—	8,685	8,369	—	8,369

	Thousands of U.S. dollars
	September 30, 2007
	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortized intangible assets:
Software	4,235,609	3,333,487	902,122
Software for internal use	4,512,504	2,810,835	1,701,669
Patents	1,175,843	561,391	614,452
Other	1,078,287	704,817	373,470

	11,002,243	7,410,530	3,591,713

Indefinite-lived intangible assets	75,522	—	75,522

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2007

The changes in the carrying amount of goodwill for the six months ended September 30, 2007 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2007	September 30, 2006	September 30, 2007
Balance at beginning of the period	148,431	64,210	1,290,704
Acquired during the period	21,273	1,469	184,983
Impairment loss	(949)	(440)	(8,252)
Translation adjustment and other	(4,801)	58	(41,748)

Balance at end of the period, included in other assets	163,954	65,297	1,425,687

(9)	Common Stock

Issued shares of common stock as of September 30, 2007 and March 31, 2007 are as follows:

Issued shares
Balance as of March 31, 2007 and September 30, 2007	3,368,126,056

(10)	Treasury Stock

The changes in shares of treasury stock for the six months ended September 30, 2007 and 2006 are summarized as follows:

Shares
2007
Balance as of March 31, 2007	42,966,434
Acquisition for treasury	892,270
Sales of treasury stock	(395,023)

Balance as of September 30, 2007	43,463,681

Shares
2006
Balance as of March 31, 2006	37,281,295
Acquisition for treasury	6,992,116
Sales of treasury stock	(966,637)
Stock exchange	(8,023,820)

Balance as of September 30, 2006	35,282,954

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2007

(11)	Dividends

Decision	Class of shares	Cash dividends (Millions of yen)	Appropriation from	Cash dividends per share (Yen)	Vesting date	Effective Date
The Board of Directors on May 19, 2006	Common stock	18,319	Retained earnings	5.5	March 31, 2006	May 22, 2006

The Board of Directors on September 15, 2006	Common stock	9,998	Retained earnings	3.0	September 30, 2006	December 1, 2006

The Board of Directors on May 16, 2007	Common stock	9,975	Retained earnings	3.0	March 31, 2007	May 21, 2007

The Board of Directors on October 31, 2007	Common stock	9,973	Retained earnings	3.0	September 30, 2007	November 26, 2007

Decision	Class of shares	Cash dividends (Thousands of U.S. dollars)	Appropriation from	Cash dividends per share (U.S. dollars)	Vesting date	Effective date
The Board of Directors on May 16, 2007	Common stock	86,739	Retained earnings	0.03	March 31, 2007	May 21, 2007

The Board of Directors on October 31, 2007	Common stock	86,722	Retained earnings	0.03	September 30, 2007	November 26, 2007

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2007

(12)	Pledged Assets

As of September 30, 2007, the Company and certain subsidiaries pledged a portion of their assets as collateral for bank loans, trade payables and other liabilities as follows:

	Millions of yen	Thousands of U.S. dollars
	September 30, 2007	September 30, 2007
Cash and cash equivalents	55	478
Short-term investments	19	165
Other current assets	3,889	33,817
Investments and advances	576	5,009
Land	6,736	58,574
Buildings	7,389	64,252
Machinery and equipment	8,137	70,757

	26,801	233,052

In addition to the above, prepaid expenses and other current assets as of September 30, 2007 include restricted cash of ¥7,826 million ($68,052 thousand) as compensating balance for short-term borrowing arrangements.

(13)	Commitments and Contingencies

The Company and its operating subsidiaries are contingently liable for loan guarantees to its affiliates in the amount of approximately ¥38,388 million ($333,809 thousand) as of September 30, 2007.

Hitachi Capital Corporation (HCC) and certain other financial subsidiaries provide guarantees to financial institutions for extending loans to customers of the subsidiaries. As of September 30, 2007, the undiscounted maximum potential future payments under such guarantees amounted to ¥461,552 million ($4,013,496 thousand). The Company has accrued ¥7,211 million ($62,704 thousand) as an obligation to stand ready to perform over the term of the guarantees in the event the customer cannot make scheduled payments.

The subsidiaries provide certain revolving lines of credit to its credit card holders in accordance with the terms of the credit card business customer service contracts. Furthermore, the subsidiaries provide credit facilities to parties in accordance with the service agency business contracts from which temporary payments on behalf of such parties are made. In addition, the Company and HCC provide loan commitments mainly to affiliates.

The outstanding balance of these revolving lines of credit, credit facilities and loan commitments as of September 30, 2007 is as follows:

	Millions of yen	Thousands of U.S.dollars
Total commitment available	669,645	5,823,000
Less amount utilized	23,464	204,035

Balance available	646,181	5,618,965

A portion of these revolving lines of credit is pending credit approval and cannot be utilized.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2007

The Company and certain subsidiaries have line of credit arrangements with banks in order to secure a financing source for business operations. The unused line of credit as of September 30, 2007 amounted to ¥750,350 million ($6,524,783 thousand).

It is a common practice in Japan for companies, in the ordinary course of business, to receive promissory notes in the settlement of trade accounts receivable and to subsequently discount such notes to banks or to transfer them by endorsement to suppliers in the settlement of accounts payable. As of September 30, 2007 and March 31, 2007, the Company and subsidiaries were contingently liable for trade notes discounted and endorsed in the following amounts:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2007	March 31, 2007	September 30, 2007
Notes discounted	3,334	4,405	28,991
Notes endorsed	4,838	4,945	42,070

	8,172	9,350	71,061

The Company and its subsidiaries provide warranties for certain of their products. The accrued product warranty costs are based primarily on historical experience of actual warranty claims. The changes in accrued product warranty costs for the six months ended September 30, 2007 and 2006 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2007	September 30, 2006	September 30, 2007
Balance at beginning of the period	82,316	81,450	715,791
Expense recognized upon issuance of warranties	14,565	25,586	126,652
Usage	(20,858)	(24,881)	(181,374)
Other, including effect of foreign currency translation	536	(528)	4,661

Balance at end of the period	76,559	81,627	665,730

On June 15, 2006, Hamaoka Nuclear Power Station No. 5 of Chubu Electric Power Co., Inc. shut down due to turbine damage. As a precautionary measure, on July 5, 2006, Shika Nuclear Power Station No. 2 of Hokuriku Electric Power Company, which uses the same type of turbines, was shut down for an examination of the turbines and the examination revealed damage to the turbine vanes. A provision for the repair costs was accrued for the year ended March 31, 2007 and was recorded as part of cost of sales. Although the Company cannot estimate specified damages at the present time, there can be no assurance that the Company could not be liable for repair costs or other damages incurred by Chubu Electric Power Co., Inc. and Hokuriku Electric Power Company.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2007

The Company and its subsidiaries make provisions for anticipated losses on long-term contracts, including changes in the estimates for such provisions, in the period in which they become evident. The effect of a change in the estimated provision for anticipated losses on certain long-term contracts was to increase consolidated net loss for the year ended March 31, 2007 by ¥70,915 million, or ¥21.28 per share (basic).

In January 2007, the European Commission ordered the Company and one of its affiliated companies to pay a fine for infringement of EC antitrust rules regarding alleged antitrust violations for the gas insulated switchgear equipment used at substations. In April 2007, the Company lodged an appeal with the Court of First Instance of the European Communities requesting the court to annul the decision of the European Commission. The determination has not been rendered at present, but the Company accrued the reasonably estimated amount for the fine in the year ended March 31, 2007.

In November 2006, a subsidiary and an affiliate of the Company in the U.S. received requests for information from the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to static random access memories. In addition, in December 2006, the Company and a subsidiary in Europe received requests for information from the European Commission, a subsidiary in Japan received requests for information from the Antitrust Division of the U.S. Department of Justice and the Fair Trade Commission of Japan and an affiliate in Japan received a request for information from the Fair Trade Commission of Japan in respect of alleged antitrust violations relating to the liquid crystal displays.

In September 2007, a subsidiary and an affiliate of the Company received requests for information from the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to flash memories.

The Company and these companies do not concede the alleged antitrust violations, but depending upon the outcome of these investigations, fines or surcharge payments, the amount of which is uncertain, may be imposed on them. In addition, subsequent to these actions by the competent authorities, a number of class action lawsuits have been filed against the Company and some of these companies in the U.S. and Canada. Depending upon the outcome of the above legal proceedings, there may be an adverse effect on the consolidated financial position or results of operations. Currently the Company is unable to estimate the adverse effect, if any. Accordingly, no accrual for potential loss has been made.

In addition to the above, the Company and certain subsidiaries are subject to several legal proceedings and claims which have arisen in the ordinary course of business and have not been finally adjudicated. These actions when ultimately concluded and determined will not, in the opinion of management, have a material adverse effect on the consolidated financial position or results of operations of the Company and subsidiaries.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2007

(14)	Sales of Stock by Subsidiaries or Affiliated Companies

In April 2007, Hitachi Metals, Ltd., a subsidiary which manufactures and sales high-grade metal products, and NEOMAX Co., Ltd., a subsidiary which manufactures and sales magnets and ceramics, conducted a merger in which Hitachi Metals, Ltd. was a surviving entity and NEOMAX Co., Ltd. was the acquired entity. Prior to the merger, Hitachi Metals, Ltd. opened its tender offer to acquire common shares of NEOMAX Co., Ltd. for the period from November 7, 2006 to December 11, 2006 for ¥2,500 ($21.74) per share. In April 2007, Hitachi Metals, Ltd. allocated 2 of its shares to 1 share of NEOMAX Co., Ltd. to acquire the shares of NEOMAX Co., Ltd. held by the third parties in accordance with the terms and conditions of the tender offer. As a result, Hitachi Metals, Ltd. issued 9,389,202 shares of common stock in total to the shareholders of NEOMAX Co., Ltd. Since all the shares of Hitachi Metals, Ltd. were issued to the third parties, the Company's ownership interest of common stock decreased from 56.6% to 55.1%. The Company did not recognize deferred tax liability to this transaction.

(15)	Impairment Losses for Long-Lived Assets

For the six months ended September 30, 2007, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in Japan. The Digital Media & Consumer Products division recognized a loss of ¥15,520 million ($134,957 thousand) primarily due to a halt of production on the obsolete plasma line and concentration on the other line with a highly efficient production system in order to improve competitiveness in its plasma TV business. The fair value estimates used to determine these losses were based primarily on discounted future cash flows.

For the six months ended September 30, 2006, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in Japan. These losses were mainly the result of change in the extent or manner the assets were used and were determined based primarily on discounted future cash flows.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2007

(16)	Restructuring Charges

Certain losses incurred in the reorganization of the Company’s operations are considered restructuring charges. Components and related amounts of the restructuring charges, before the related tax effects, for the six months ended September 30, 2007 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2007	September 30, 2006	September 30, 2007
Special termination benefits	5,006	1,787	43,530
Loss on fixed assets	54	—	470

	5,060	1,787	44,000

The Company and certain subsidiaries provided special termination benefits to those employees voluntarily leaving the companies. The accrued special termination benefits were recognized at the time voluntary termination was offered and benefits accepted by the employees. An analysis of the accrued special termination benefits for the six months ended September 30, 2007 and 2006 is as follows:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2007	September 30, 2006	September 30, 2007
Balance at beginning of the period	44	1,106	383
New charges	5,006	1,787	43,530
(employees to be terminated)	3,122	197	—
Cash payments	(814)	(1,781)	(7,078)
(employees actually terminated)	1,399	411	—
Foreign currency exchange rate changes	(33)	—	(287)

Balance at end of the period	4,203	1,112	36,548

The restructuring charges for the six months ended September 30, 2007 mainly consist of special termination benefits for the early terminated employees of subsidiaries restructuring their manufacturing bases in Information & Telecommunication Systems division and High Functional Materials & Components division.

The restructuring charges for the six months ended September 30, 2006 mainly consist of special termination benefits for the early terminated employees of subsidiaries of High Functional Materials & Components division.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2007

(17)	Other Income and Other Deductions

The following items are included in other income or other deductions for the six months ended September 30, 2007 and 2006.

	Millions of yen		Thousands of U.S. dollars
	September 30, 2007	September 30, 2006	September 30, 2007
Net gain on securities	26,302	19,016	228,713
Equity in earnings of affiliated companies	8,309	5,743	72,252
Net gain (loss) on sale and disposal of rental assets and other property	191	(8,203)	1,661
Exchange gain (loss)	1,593	(2,099)	13,852

(18)	Net Income (Loss) Per Share Information

The reconciliations of the numbers and the amounts used in the basic and diluted net loss per share computations for the six months ended September 30, 2007 and 2006 are as follows:

	Number of shares
	September 30, 2007	September 30, 2006
Weighted average number of shares on which basic net loss per share is calculated	3,324,730,702	3,333,692,599
Effect of dilutive securities:
Stock options	220,937	183,049

Number of shares on which diluted net loss per share is calculated	3,324,951,639	3,333,875,648

	Millions of yen		Thousands of U.S. dollars
	September 30, 2007	September 30, 2006	September 30, 2007
Net loss applicable to common stockholders	(13,060)	(78,086)	(113,565)
Effect of dilutive securities:
Stock options	(450)	(56)	(3,913)

Net loss on which diluted net loss per share is calculated	(13,510)	(78,142)	(117,478)

	Yen		U.S. dollars
Net loss per share:
Basic	(3.93)	(23.42)	(0.03)
Diluted	(4.06)	(23.44)	(0.04)

The net loss per share computations for the six months ended September 30, 2007 and 2006 exclude all the convertible bonds because their effect would have been antidilutive.

In addition, the net loss per share computation excludes some stock options because their effect would have been antidilutive.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2007

(19)	Derivative Instruments and Hedging Activities

Overall risk profile

The major manufacturing bases of the Company and its subsidiaries are located in Japan and Asia. The selling bases are located globally, and the Company and its subsidiaries generate approximately 40% of their sales from overseas. These overseas sales are mainly denominated in the U.S. dollar or Euro. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rates.

The Company’s financing subsidiaries in the U.K, the U.S. and Singapore issue variable rate medium-term notes mainly through the Euro markets to finance its overseas long-term operating capital. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rates and interest rates.

The Company and its subsidiaries are also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations because most of the counterparties are internationally recognized financial institutions and contracts are diversified into a number of major financial institutions.

Risk management policy

The Company and its subsidiaries assess foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. It is the Company’s principal policy that the Company and its subsidiaries do not enter into derivative financial instruments for speculation purposes.

Foreign currency exchange rate risk management

The Company and its subsidiaries have assets and liabilities which are exposed to foreign currency exchange rate risk and, as a result, they enter into forward exchange contracts and cross currency swap agreements for the purpose of hedging these risk exposures.

In order to fix the future net cash flows principally from trade receivables and payables recognized, which are denominated in foreign currencies, the Company and its subsidiaries on a monthly basis measure the volume and due date of future net cash flows by currencies. In accordance with the Company’s policy, a certain portion of measured net cash flows is covered using forward exchange contracts, which principally mature within one year.

The Company and its subsidiaries enter into cross currency swap agreements with the same maturities as underlying debt to fix cash flows from long-term debt denominated in foreign currencies. The hedging relationship between the derivative financial instrument and its hedged item is highly effective in achieving offsetting changes in foreign currency exchange rates.

Interest rate risk management

The Company’s and certain subsidiaries’ exposure to interest rate risk is related principally to long-term debt obligations. Management believes it is prudent to minimize the variability caused by interest rate risk.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2007

To meet this objective, the Company and certain subsidiaries principally enter into interest rate swaps to manage fluctuations in cash flows. The interest rate swaps entered into are receive-variable, pay-fixed interest rate swaps. Under the interest rate swaps, the Company and certain subsidiaries receive variable interest rate payments on long-term debt associated with medium-term notes and make fixed interest rate payments, thereby creating fixed interest rate long-term debt.

The Company and certain financing subsidiaries mainly finance a portion of their operations by long-term debt with a fixed interest rate and lend funds at variable interest rates. Therefore, such companies are exposed to interest rate risk. Management believes it is prudent to minimize the variability caused by interest rate risk. To meet this objective, the Company and certain financing subsidiaries principally enter into interest rate swaps converting the fixed rate to the variable rate to manage fluctuations in fair value resulting from interest rate risk. Under the interest rate swaps, the Company and certain financing subsidiaries receive fixed interest rate payments associated with medium-term notes and make variable interest rate payments, thereby creating variable-rate long-term debt.

The hedging relationship between the interest rate swaps and its hedged item is highly effective in achieving offsetting changes in cash flows and fair value resulting from interest rate risk.

Fair value hedge

Changes in fair value of both recognized assets and liabilities, and derivative financial instruments designated as fair value hedges of these assets and liabilities are recognized in other income (deductions). Derivative financial instruments designated as fair value hedges include forward exchange contracts associated with operating transactions, cross currency swap agreements and interest rate swaps associated with financing transactions.

Exchange gain for the six months ended September 30, 2007 and 2006 includes a net gain of ¥1,132 million ($9,843 thousand) and a net loss of ¥1,224 million, respectively, which represent the component excluded from the assessment of hedge effectiveness. The sum of the amount of hedge ineffectiveness is not material for the six months ended September 30, 2007 and 2006.

Interest charges for the six months ended September 30, 2007 and 2006 include a net loss of ¥136 million ($1,183 thousand) and a net gain of ¥307 million, respectively, which represent the component excluded from the assessment of hedge effectiveness. The sum of the amount of hedge ineffectiveness is not material for the six months ended September 30, 2007 and 2006.

Cash flow hedge

Foreign currency exposure

Changes in fair value of forward exchange contracts designated and qualifying as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income (AOCI). These amounts are reclassified into earnings in the same period as the hedged items affect earnings.

Exchange gain for the six months ended September 30, 2007 and 2006 includes a net gain of ¥376 million ($3,270 thousand) and a net loss of ¥426 million, respectively, which represent the component excluded from the assessment of hedge effectiveness. The sum of the amount of hedge ineffectiveness is not material for the six months ended September 30, 2007 and 2006.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2007

As of September 30, 2007, the maximum length of time over which the Company and its subsidiaries are hedging their exposure to the variability in future cash flows associated with foreign currency forecasted transactions is approximately 58 months.

Interest rate exposure

Changes in fair values of interest rate swaps designated as hedging instruments for the variability of cash flows associated with long-term debt obligations are reported in AOCI. These amounts subsequently are reclassified into interest charges as a yield adjustment in the same period in which the hedged debt obligations affect earnings.

Interest charges for the six months ended September 30, 2007 include a net loss of ¥194 million ($1,687 thousand) which represents the component of hedge ineffectiveness. The sum of the amount of hedge ineffectiveness is not material for the six months ended September 30, 2006.

The contract or notional amounts of derivative financial instruments held as of September 30, 2007 and March 31, 2007 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2007	March 31, 2007	September 30, 2007
Forward exchange contracts:
To sell foreign currencies	337,165	290,177	2,931,870
To buy foreign currencies	151,129	94,540	1,314,165
Cross currency swap agreements:
To sell foreign currencies	100,451	110,815	873,487
To buy foreign currencies	179,563	138,888	1,561,417
Interest rate swaps	491,948	454,939	4,277,809
Option contracts	21,659	13,251	188,339

(20)	Fair Value of Financial Instruments

The following methods and assumptions are used to estimate the fair values of financial instruments:

Investments in securities

The fair value of investments in securities is estimated based on quoted market prices for these or similar securities.

Long-term debt

The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using the Company’s and its subsidiaries’ incremental borrowing rates for similar borrowing arrangements.

Cash and cash equivalents, Trade receivables, Short-term debt and Trade payables

The carrying amount approximates the fair value because of the short maturity of these instruments.

Derivative financial instruments

The fair values of forward exchange contracts, cross currency swap agreements, interest rate swaps and option contracts are estimated on the basis of the market prices of derivative financial instruments with similar contract conditions.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2007

The carrying amounts and estimated fair values of the financial instruments as of September 30, 2007 and March 31, 2007 are as follows:

	Millions of yen
	September 30, 2007		March 31, 2007
	Carrying amounts	Estimated fair values	Carrying amounts	Estimated fair values
Investments in securities:
Short-term investments	42,019	42,019	33,986	33,986
Investments and advances	356,062	356,062	397,958	397,957
Derivatives (Assets):
Forward exchange contracts	5,082	5,082	1,077	1,077
Cross currency swap agreements	—	—	62	62
Interest rate swaps	1,362	1,362	1,660	1,660
Option contracts	17	17	10	10
Long-term debt	(1,809,947)	(1,783,414)	(1,793,057)	(1,770,776)
Derivatives (Liabilities):
Forward exchange contracts	(964)	(964)	(1,606)	(1,606)
Cross currency swap agreements	(13,409)	(13,409)	(15,294)	(15,294)
Interest rate swaps	(1,154)	(1,154)	(1,186)	(1,186)
Option contracts	(862)	(862)	(591)	(591)

	Thousands of U.S. dollars
	September 30, 2007
	Carrying amounts	Estimated fair values
Investments in securities:
Short-term investments	365,383	365,383
Investments and advances	3,096,191	3,096,191
Derivatives (Assets):
Forward exchange contracts	44,191	44,191
Cross currency swap agreements	—	—
Interest rate swaps	11,843	11,843
Option contracts	148	148
Long-term debt	(15,738,670)	(15,507,948)
Derivatives (Liabilities):
Forward exchange contracts	(8,383)	(8,383)
Cross currency swap agreements	(116,600)	(116,600)
Interest rate swaps	(10,035)	(10,035)
Option contracts	(7,496)	(7,496)

It is not practicable to estimate the fair value of investments in unlisted stock because of the lack of a market price and difficulty in estimating fair value without incurring excessive cost. The carrying amounts of these investments at September 30, 2007 and March 31, 2007 totaled ¥66,512 million ($578,365 thousand) and ¥72,190 million, respectively.

SEGMENT INFORMATION

Industry Segment

Hitachi, Ltd. and Subsidiaries

Six months ended September 30, 2007 and 2006

	Millions of yen				Millions of U.S. dollars	(A)/(B)
	2007 (A)		2006 (B)		2007	× 100
Revenues:
Information & Telecommunication Systems	1,254,539		1,147,815		10,909	109%
	(21%	)	(20%	)

Electronic Devices	643,333		645,921		5,594	100
	(11%	)	(11%	)

Power & Industrial Systems	1,598,343		1,280,816		13,899	125
	(27%	)	(23%	)

Digital Media & Consumer Products	728,038		758,759		6,331	96
	(12%	)	(14%	)

High Functional Materials & Components	933,580		870,283		8,118	107
	(15%	)	(16%	)

Logistics, Services & Others	618,719		610,984		5,380	101
	(10%	)	(11%	)

Financial Services	222,313		263,658		1,933	84
	(4%	)	(5%	)

Subtotal	5,998,865		5,578,236		52,164	108
	(100%	)	(100%	)

Eliminations and Corporate Items	(718,380)		(807,332)		(6,247)	—

Total	5,280,485		4,770,904		45,917	111%

Operating Income (Loss):
Information & Telecommunication Systems	12,455		13,873		108	90%
	(9%	)	(30%	)

Electronic Devices	25,814		24,088		224	107
	(19%	)	(53%	)

Power & Industrial Systems	63,641		(45,334)		553	—
	(46%	)	(-99%	)

Digital Media & Consumer Products	(50,866)		(34,468)		(442)	—
	(-37%	)	(-75%	)

High Functional Materials & Components	64,637		63,886		562	101
	(46%	)	(140%	)

Logistics, Services & Others	10,763		7,986		94	135
	(8%	)	(17%	)

Financial Services	12,978		15,758		113	82
	(9%	)	(34%	)

Subtotal	139,422		45,789		1,212	304
	(100%	)	(100%	)

Eliminations and Corporate Items	(17,754)		(25,932)		(154)	—

Total	121,668		19,857		1,058	613%

Notes:	1.	Revenues by industry segment include intersegment transactions.

	2.	SEGMENT INFORMATION is disclosed in accordance with a ministerial ordinance under the Financial Instruments and Exchange Law of Japan.

	3.	In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is presented as total revenues less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company's financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States of America, restructuring charges, net gain or loss on sale and disposal of rental assets and other property, impairment losses and special termination benefits are included as part of operating income (loss). See the consolidated statements of operations and notes 15, 16 and 17 to the consolidated financial statements.

	4.	The figures in this information are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of ¥115=U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of September 28, 2007.

Geographic Segment

Hitachi, Ltd. and Subsidiaries

Six months ended September 30, 2007 and 2006

	Millions of yen				Millions of U.S. dollars	(A)/(B)
	2007 (A)		2006 (B)		2007	× 100
Revenues:
Japan
Outside customer sales	3,468,331		3,259,141		30,159	106%
	(54%	)	(57%	)
Intersegment transactions	716,648		616,076		6,232	116
	(11%	)	(11%	)
Total	4,184,979		3,875,217		36,391	108
	(65%	)	(68%	)

Asia
Outside customer sales	824,793		683,171		7,172	121
	(13%	)	(12%	)
Intersegment transactions	316,417		263,741		2,752	120
	(5%	)	(5%	)
Total	1,141,210		946,912		9,924	121
	(18%	)	(17%	)

North America
Outside customer sales	494,368		475,854		4,299	104
	(8%	)	(8%	)
Intersegment transactions	56,442		36,803		491	153
	(1%	)	(1%	)
Total	550,810		512,657		4,790	107
	(9%	)	(9%	)

Europe
Outside customer sales	383,292		282,533		3,333	136
	(6%	)	(5%	)
Intersegment transactions	29,669		15,159		258	196
	(0%	)	(0%	)
Total	412,961		297,692		3,591	139
	(6%	)	(5%	)

Other Areas
Outside customer sales	109,701		70,205		954	156
	(2%	)	(1%	)
Intersegment transactions	11,563		8,165		100	142
	(0%	)	(0%	)
Total	121,264		78,370		1,054	155
	(2%	)	(1%	)

Subtotal	6,411,224		5,710,848		55,750	112
	(100%	)	(100%	)

Eliminations and Corporate Items	(1,130,739)		(939,944)		(9,833)	—

Total	5,280,485		4,770,904		45,917	111%

	Millions of yen				Millions of U.S. dollars	(A)/(B)
	2007 (A)		2006 (B)		2007	× 100
Operating Income (Loss):
Japan	130,875		16,713		1,138	783%
	(91%	)	(37%	)

Asia	(10,965)		561		(95)	—
	(-8%	)	(1%	)

North America	3,641		15,900		32	23
	(3%	)	(36%	)

Europe	13,701		8,228		119	167
	(10%	)	(18%	)

Other Areas	6,279		3,563		54	176
	(4%	)	(8%	)

Subtotal	143,531		44,965		1,248	319
	(100%	)	(100%	)

Eliminations and Corporate Items	(21,863)		(25,108)		(190)	—

Total	121,668		19,857		1,058	613%

Revenues by Market

Hitachi, Ltd. and Subsidiaries

Six months ended September 30, 2007 and 2006

	Millions of yen				Millions of U.S. dollars	(A)/(B)
	2007 (A)		2006 (B)		2007	× 100
Domestic revenues	2,995,490		2,820,304		26,048	106%
	(57%	)	(59%	)

Overseas revenues:
Asia	1,028,246		891,251		8,941	115
	(19%	)	(19%	)

North America	520,172		514,264		4,523	101
	(10%	)	(11%	)

Europe	506,970		380,362		4,408	133
	(10%	)	(8%	)

Other Areas	229,607		164,723		1,997	139
	(4%	)	(3%	)

Subtotal	2,284,995		1,950,600		19,869	117
	(43%	)	(41%	)

Total	5,280,485		4,770,904		45,917	111%
	(100%	)	(100%	)